Exhibit 99.2

News Release

Rosetta Genomics Expands Molecular Diagnostics Test Menu with Launch of Three New Product Offerings

HEME FISH, BRAF Lung and NRAS Colon Assays Expand Oncology Franchise in Common Hematologic Cancers and Solid Tumors

PHILADELPHIA and REHOVOT, Israel (February 25, 2016) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based and other molecular diagnostic testing services, announces the launch of three high-value molecular diagnostic offerings in order to better serve current and prospective clients with a broader molecular test menu. HEME FISH, a portfolio of disease-specific diagnostic, prognostic and predictive test panels for the various hematologic malignancies, BRAF mutation analysis for lung cancer and NRAS mutation analysis for colon cancer are now available through the Company’s Lake Forest, CA-based laboratory, which it acquired in 2015.

These tests further expand the Company’s robust solid tumor service offering and provide clients with the ability to order the Company’s new molecular testing services for their liquid tumors.

HEME FISH encompasses multiple fluorescence in situ hybridization (FISH) tests for detection of amplifications or rearrangements of DNA in a number of hematologic cancers, such as leukemias, lymphomas and myelomas in order to form a diagnosis and/or to evaluate prognosis or remission of disease. Rosetta is expanding its portfolio in Hematology by leveraging years of experience and recognized competence in FISH test development.

BRAF Lung and NRAS Colon are mutation analysis assays that are performed by CAST PCR™ technology. These assays are highly specific and sensitive and can detect as low as 0.5% mutated DNA in a sample that contains large amounts of normal, wild-type gDNA. Certain non-small cell lung cancer (NSCLC) patients who harbor BRAF V600E mutations have been known to respond to targeted BRAF kinase inhibitors. Colon cancer patients with NRAS mutations are less likely to respond to Epidermal Growth Factor Receptor-directed therapies, and NRAS has been included as an important biomarker in the most recent version of the National Comprehensive Cancer Network guidelines.

“Lung, colon and hematologic cancers are some of the most prevalent cancers worldwide. The commercial launch of these three high-value assays expands our diagnostic testing services in oncology and provides an even more comprehensive menu of testing services to the oncologists and pathologists we serve. Importantly, each of these tests provides clinicians with information that can enhance the diagnosis and treatment plans for their patients,” stated Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “These tests will be included as covered tests with America’s Choice Provider Network and our current contracted population of 210 million commercial and Medicare covered lives. Furthermore, these additions to our broad molecular testing portfolio enhance our competitive position by allowing us to service more of the needs of our oncology and pathology customers. ”

“We are particularly excited about the revenue opportunity for our HEME FISH panel of tests as the Centers for Medicare & Medicaid Services recently announced significant reimbursement increases for these tests effective January 1, 2016 and we already have one large customer committed to ordering this panel on a consistent basis. We expect this new offering to contribute to Rosetta’s revenue growth in the clinical testing market this year as well as over the next several years. In addition, our recognized expertise in FISH and our growing menu of tests serving the hematology-oncology and pathology markets will help strengthen our position with leading managed care plans as a provider of choice for high-quality FISH testing and should enhance our goal to sign additional participation agreements in 2016,” added Mr. Berlin.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based and other molecular diagnostics. Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools in clinically meaningful areas. Through the acquisition of PersonalizeDx, the Company now offers core FISH, IHC and PCR-based testing capabilities and partnerships in Pathology, Oncology and Urology that provide additional content and platforms that complement Rosetta’s microRNA and Next-Gen Sequencing offerings. RosettaGX Reveal™, a Thyroid microRNA Classifier for the diagnosis of indeterminate thyroid FNA smears, as well as the full RosettaGX™ portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs. For more information visit www.rosettagx.com.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects including, but not limited to statements relating to potential health economic benefits of Rosetta tests, adoption of the Rosetta Genomics tests or penetration of those tests into the marketplace, benefits to physicians and patients, and third party payor contracts and reimbursement rates constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2014 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Rosetta Genomics Contact:	Rosetta Genomics Investor Contact:
Ken Berlin, President & CEO	LHA
267.298.1159	Anne Marie Fields
investors@rosettagenomics.com	(212) 838-3777
afields@lhai.com

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